1933 ACT FILE NO.:
                                                   1940 ACT FILE NO.:  811-21056
                                                               CIK NO.:  1731341

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                       REGISTRATION STATEMENT ON FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:     ADVISORS DISCIPLINED TRUST 1890

B.  Name of depositor:       ADVISORS ASSET MANAGEMENT, INC.

C.  Complete address of depositor's principal executive offices:

                              18925 Base Camp Road
                            Monument, Colorado 80132

D.  Name and complete address of agent for service:

                                                 WITH A COPY TO:

            SCOTT COLYER                        SCOTT R. ANDERSON
   Advisors Asset Management, Inc.           Chapman and Cutler LLP
         18925 Base Camp Road                111 West Monroe Street
      Monument, Colorado  80132           Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[ ] Check box if it is proposed that this filing will become effective on ____________, 2018 at _____ pursuant to Rule 487.

-------------------------------------------------------------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

 The information in this prospectus is not complete and may be changed. No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

                    PRELIMINARY PROSPECTUS DATED MAY 25, 2018
                              SUBJECT TO COMPLETION




ACE MLT(SM) REAL ESTATE PORTFOLIO, SERIES 2018-3

(ADVISORS DISCIPLINED TRUST 1890)





                         A portfolio of exchange listed
                            options and U.S. Treasury
                         obligations seeking to provide
                          enhanced returns based on the
                       price performance of a portfolio of
                     real estate-related securities subject
                               to a capped amount





                                   PROSPECTUS

                               ____________, 2018






        [LOGO]                          As with any investment, the Securities
                                        and Exchange Commission has not approved
         AAM                            or disapproved of these securities or
                                        passed upon the adequacy or accuracy of
       ADVISORS                         this prospectus.  Any contrary
   ASSET MANAGEMENT                     representation is a criminal offense.




All information set forth in this prospectus is subject to change on or prior to the initial date of deposit. The terms of the options, U.S. Treasury obligations and the trust will be determined as of the initial date of deposit based on market conditions and other factors. The final terms of the trust, including the final terms of the options and U.S. Treasury obligations, will be set forth in the final trust prospectus. Please review the final trust prospectus prior to making any investment decision regarding the trust.

------------------
INVESTMENT SUMMARY
------------------


                              MARKET LINKED TRUSTS

  This trust is a "Market Linked Trust". AAM's<F1>* Market Linked Trusts are unit investment trusts designed to provide an amount per unit linked to a market reference.

                              INVESTMENT OBJECTIVE

  The trust seeks to provide enhanced returns based on the price performance of a portfolio of real estate-related securities subject to a capped amount. There is no assurance the trust will achieve its objective and investment in units of the trust has the potential for the loss of some or all of your original investment.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to achieve its objective by investing in a portfolio consisting of (i) purchased and written FLexible EXchange Options (the "Options"); (ii) U.S. Treasury obligations (the "Treasury Obligations"); and
(iii) cash to pay for fees and expenses of the trust. The Options are listed on the Chicago Board Options Exchange (the "CBOE") and are guaranteed by the Options Clearing Corporation (the "OCC"). The Options reference equity securities and entitle or obligate the holder to purchase or sell the corresponding securities at each Option's strike price on _____________, 2019 (the "Option Expiration Date") (three business days prior to the trust's mandatory termination date). The Options are intended to be liquidated on the Option Expiration Date, rather than be exercised, in order to avoid having the trust receive the securities or be obligated to deliver the securities. The Options will be liquidated by purchasing (for written Options) or writing (for purchased Options) options with identical terms as the Options and closing those positions. If the trust is unable to liquidate the Options on the Option Expiration Date, the Options will be exercised automatically and the trust will be required to receive or deliver the securities. If Options are exercised automatically, to the extent that the securities are owed on the written call options the trust will deliver the securities. To the extent the securities are received on other options, the trust will liquidate any delivered securities as quickly as practical. In such case, your investment in the units will remain subject to risks associated with the securities or underlying assets until the delivered shares can be liquidated. The trust's portfolio consists of ______% in Treasury Obligations, ________% in Options and __________% in cash as of the close of business on the day prior to the trust's inception and may vary thereafter.

  The Options are intended to generate returns based on the price performance of the referenced securities. The referenced securities were selected by Stone Beach Investment Management, LLC (the "Portfolio Consultant") and are equity securities issued by [iShares Mortgage Real Estate ETF (Cboe BZX Ticker: REM), Annaly Capital Management Inc. (NYSE Ticker: NLY) and AGNC Investment Corp. (NASDAQ Ticker: AGNC)] (referred to throughout the prospectus as the "referenced securities"). The trust seeks to provide a $______ return per unit if the price of each reference security on the Option Expiration Date is greater than or equal to the strike price on its related written call option ($_______ for iShares Mortgage Real Estate ETF, $______ for Annaly Capital Management Inc. and $________ for AGNC Investment Corp.). Unitholders will not receive greater than a ________% return on units purchased at inception and held until maturity (i.e. they are subject to a capped return).

  Under normal circumstances, the trust will invest at least 80% of its assets in Options referencing securities of real estate investment trusts ("REITs") and exchange-traded funds having policies to invest at least 80% of their assets in REITs and/or securities of other issuers in the real estate sector.

  See "Understanding Your Investment--Additional Information About the Principal Investment Strategy" for more information about the Options, Treasury Obligations and principal investment strategy of the trust.

                              PORTFOLIO CONSULTANT

  The Portfolio Consultant, Stone Beach Investment Management, LLC, is an SEC-registered investment adviser based in Norwalk, Connecticut.

  The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


2     Investment Summary
any particular potential investor. The sponsor did not select the referenced securities.

  The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust and/or the referenced securities. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and make recommendations on securities, which may include the securities in the trust and/or the referenced securities.

  Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the referenced securities.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          PUBLIC OFFERING PRICE PER
          UNIT AT INCEPTION*                                  $_______

          INCEPTION DATE                            ____________, 2018

          MANDATORY TERMINATION DATE                ____________, 2019

          DISTRIBUTION DATES             25th day of June and December
          RECORD DATES                   10th day of June and December

          INITIAL DISTRIBUTION DATE                __________ 25, 2018
          INITIAL RECORD DATE                      __________ 10, 2018

          CUSIP NUMBERS
            Standard Accounts                                _________
            Fee Based Accounts                               _________

          TICKER SYMBOL                                         ______

          MINIMUM INVESTMENT                                    1 unit

          TAX STRUCTURE                   Regulated Investment Company

          ------------------------------------------------------------

          *  As of ____________, 2018 and may vary thereafter.



                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $1,000 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000          PER
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Transactional sales fee             1.35%           $13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  _.__%            $____
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              _.__%            $____
Supervisory, evaluation
  and administration fees           _.__              ____
                                   -------         -------
Total                               _.__%            $____
                                   =======         =======

  The transactional sales fee is paid at the time of purchase and is equal to the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the total creation and development fee. The creation and development fee is fixed at $5.00 per unit and is paid at the end of the initial offering period (anticipated to be approximately _____ days).

                                    EXAMPLE

  This example helps you compare the cost of this trust with other unit investment trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year                                         $_____
          15 months (approximate life of trust)          $_____

  These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.


                                                        Investment Summary     3

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* THE TRUST'S INVESTMENT STRATEGY IS DESIGNED TO ACHIEVE ITS INVESTMENT OBJECTIVE OVER THE LIFE OF THE TRUST. The trust's investment strategy has not been designed to achieve its objective if units are bought after the trust's inception date or redeemed prior to the trust's mandatory termination date. Amounts paid or received for units purchased after the trust's inception date or redeemed prior to the trust's mandatory termination date will be based on the current values of the written Options netted against the value of the purchased Options and Treasury Obligations. While the payouts on Options at the Option Expiration Date are based on the price of shares of the referenced securities at the close of the New York Stock Exchange, market values will fluctuate in response to various factors.
   These values may reflect the need to pay a premium or accept a discounted price on the Options at prevailing market prices.

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time. An investment in units represents an indirect investment in the Treasury Obligations and the Options. Amounts available to distribute to unitholders at termination will depend primarily on the performance of the Options and are not guaranteed. The units, upon termination of the trust and at any other point in time, may be worth less than the original investment.

* THE TRUST IS SUBJECT TO MARKET RISK RELATED TO THE REFERENCED SECURITIES AND THEIR UNDERLYING HOLDINGS. The Options represent indirect positions in the referenced securities and are subject to risks associated with changes in value as the price of the referenced securities rises or falls. The investment in the Options includes the risk that their value may be adversely affected by various factors affecting the referenced securities and their underlying holdings. A significant portion of the trust's exposure to the referenced securities is to the iShares Mortgage Real
   Estate ETF. As a result, negative developments impacting the iShares Mortgage Real Estate ETF and its underlying securities will significantly impact your investment.

* CERTAIN OF THE REFERENCED SECURITIES ARE ISSUED BY EXCHANGE-TRADED FUNDS ("ETFS" OR "FUNDS"). ETFS MAY TRADE AT A DISCOUNT OR PREMIUM FROM THEIR NET ASSET VALUE AND ARE SUBJECT TO RISKS RELATED TO FACTORS SUCH AS THE MANAGER'S ABILITY TO ACHIEVE A FUND'S OBJECTIVE, MARKET CONDITIONS AFFECTING A FUND'S INVESTMENTS AND USE OF LEVERAGE. If shares of an ETF trade at a market price that reflects a discount to the value of the fund's underlying assets, the discount could increase over time and the Options and trust will have exposure to the current market price of shares rather than the fund's net asset value per share.

* THE REFERENCED SECURITIES ARE ISSUED BY REAL ESTATE INVESTMENT TRUSTS ("REITS") OR BY ETFS THAT INVEST SIGNIFICANTLY IN REITS. A REIT IS A COMPANY DEDICATED TO OWNING AND, IN SOME CASES, OPERATING INCOME-PRODUCING REAL ESTATE. SOME REITS ENGAGE IN FINANCING REAL ESTATE. Negative developments in the real estate industry will affect the value of your investment greater than in a more diversified investment.

* THE TRUST HAS SIGNIFICANT EXPOSURE TO ANNALY CAPITAL MANAGEMENT INC. AND AGNC INVESTMENT CORP. THROUGH THE OPTIONS REFERENCING THOSE SECURITIES AND
   THROUGH THE OPTIONS REFERENCING THE ISHARES MORTGAGE REAL ESTATE ETF (WHICH INVESTS A SIGNIFICANT PORTION OF ITS PORTFOLIO IN THOSE SECURITIES AS OF
   THE TRUST'S INCEPTION). As a result, negative developments impacting those two REITs will affect the value of your investment greater than in a more diversified investment.

* THE TRUST SEEKS TO PROVIDE RETURNS RELATED TO THE PRICE PERFORMANCE OF THE REFERENCED SECURITIES ONLY, WHICH DOES NOT INCLUDE RETURNS FROM DIVIDENDS


4     Investment Summary

   PAID BY THE REFERENCED SECURITIES. The Options reference the price of shares of the referenced securities only and not dividend payments paid by the referenced securities.

* THE TRUST RETURN IS SUBJECT TO A CAPPED UPSIDE. The return for units purchased on the trust's inception date and held for the life of the trust is subject to a capped amount of $____ per trust unit and may represent a return that is worse than the performance of the referenced securities. Even if there are significant increases in the referenced securities, the amount you may receive is capped at $____ per trust unit. You may also receive an amount of interest income from the Treasury Obligations (less trust expenses) but such amounts will not be significant in the current interest rate environment.

* YOU MAY LOSE ALL OR A PORTION OF YOUR INVESTMENT. The trust does not provide principal protection and you may not receive a return of the capital you invest.

* YOU MAY EXPERIENCE SIGNIFICANT LOSSES ON YOUR INVESTMENT UP TO AND INCLUDING A TOTAL LOSS ON YOUR INVESTMENT IF THE VALUE OF THE REFERENCED SECURITIES DECREASE. You may realize a return (including a loss) that is higher or lower than the intended returns as a result of redeeming units prior to the trust's mandatory termination date and in various circumstances including where Options or Treasury Obligations are otherwise liquidated by the trust prior to their expiration or maturity, if the trust is unable to maintain the proportional relationship of the Options and Treasury Obligations based on the number of Option contracts and Treasury Obligations in the trust's portfolio, or increases in potential tax-related and other expenses of the trust above estimated levels.

* THE WRITTEN OPTIONS CREATE AN OBLIGATION FOR THE TRUST. As a result, after the premium is received on the written Options, the written Options will reduce the value of your units.

* THE VALUES OF THE OPTIONS DO NOT INCREASE OR DECREASE AT THE SAME RATE AS CHANGES IN THE REFERENCED SECURITIES. The Options are all European style options, which means that they will be exercisable at the strike price only on the Option Expiration Date. Prior to their expiration on the Option Expiration Date, the value of the Options is determined based upon market quotations, the last asked or bid price in the over-the-counter market or using other recognized pricing methods. The value of the Options prior to their expiration on the Option Expiration Date may vary because of factors other than the price of the shares of the referenced securities. Factors that may influence the value of the Options include interest rate changes, expectations of future volatility of the price of shares of the referenced securities (i.e. implied volatility levels), the referenced securities' underlying holdings and implied dividend levels of the referenced securities, among others.

* THE TRUST MAY EXPERIENCE SUBSTANTIAL DOWNSIDE FROM THE OPTIONS AND OPTION CONTRACT POSITIONS MAY EXPIRE WORTHLESS.

* CREDIT RISK IS THE RISK AN ISSUER, GUARANTOR OR COUNTERPARTY OF A SECURITY IN THE TRUST IS UNABLE OR UNWILLING TO MEET ITS OBLIGATION ON THE SECURITY.
   The OCC acts as guarantor and central counterparty with respect to the Options. As a result, the ability of the trust to meet its objective depends on the OCC being able to meet its obligations.

* LIQUIDITY RISK IS THE RISK THAT THE VALUE OF A SECURITY WILL FALL IN VALUE IF TRADING IN THE SECURITY IS LIMITED OR ABSENT. The Options are listed on the CBOE; however, no one can guarantee that a liquid secondary trading market will exist for the Options. Trading in the Options may be less deep and liquid than certain other securities. The Options may be less liquid than certain non-customized options. In a less liquid market for the Options, liquidating the Options may require the payment of a premium (for written Options) or acceptance of a discounted price (for purchased
   Options) and may take longer to complete.  In a


                                                        Investment Summary     5
   less liquid market for the Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the Options and your units and result in the trust being unable to achieve its investment objective.

* THE TRUST MIGHT NOT ACHIEVE ITS OBJECTIVE IN CERTAIN CIRCUMSTANCES. Certain circumstances under which the trust might not achieve its objective include if the trust disposes of Options or Treasury Obligations early, if the trust is unable to maintain the proportional relationship among the Options and Treasury Obligations in the trust's portfolio or due to adverse tax law or other changes affecting treatment of the Options.

* THE VALUE OF THE TREASURY OBLIGATIONS WILL GENERALLY FALL IF INTEREST RATES, IN GENERAL, RISE. No one can predict whether interest rates will rise or fall in the future.

* CASH HELD BY THE TRUST AND DISTRIBUTIONS OF INTEREST FROM THE TREASURY OBLIGATIONS MAY BE INSUFFICIENT TO MEET THE EXPENSES OF THE TRUST. If the cash balances in the trust's accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust property to pay such amounts. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective. There is no assurance that your investment will maintain its size or composition.

* THE TRUSTEE HAS THE POWER TO TERMINATE YOUR TRUST EARLY IN LIMITED CASES AS DESCRIBED UNDER "UNDERSTANDING YOUR INVESTMENT--HOW YOUR TRUST WORKS-- TERMINATION OF YOUR TRUST" INCLUDING IF THE VALUE OF THE TRUST IS LESS THAN 40% OF THE ORIGINAL VALUE OF THE SECURITIES IN THE TRUST AT THE TIME OF DEPOSIT. If the trust terminates early, the trust may suffer losses and be unable to achieve its investment objective. This could result in a reduction in the value of units and result in a significant loss to investors.

* AN INVESTMENT IN THE TRUST IS NOT A DEPOSIT OF ANY BANK AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy interests in the same securities even if their market value declines.

                                WHO SHOULD INVEST

  You should consider this investment if you:

  * want to own securities representing interests in written and purchased option contracts and U.S. Treasury obligations in a single investment.

  * seek the potential for capped enhanced returns based on the price performance of a portfolio of real estate-related securities.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in written and purchased option contracts and U.S. Treasury obligations.

  *  are uncomfortable with exposure to the risks associated with the Options.

  * are uncomfortable with exposure to the price performance of the referenced securities.

  * are seeking unlimited capital appreciation potential and do not want potential returns capped.



6     Investment Summary

ACE MLT(SM) REAL ESTATE PORTFOLIO, SERIES 2018-3
(ADVISORS DISCIPLINED TRUST 1890)
PORTFOLIO -- AS OF THE INITIAL DATE OF DEPOSIT, ____________, 2018



                                                                     STRIKE PRICE AS                          PERCENTAGE
                                                                      A PERCENTAGE                                OF
                                                                     THE UNDERLYING     NUMBER      MARKET    AGGREGATE    COST OF
  DESCRIPTION OF                                             STRIKE     REFERENCE     OF OPTION    VALUE PER   OFFERING  SECURITIES
  OPTIONS(1)(6)                                              PRICE       SHARES*     CONTRACTS(6)  OPTION(2)    PRICE    TO TRUST(2)
------------------------------------------------------------------------------------------------------------------------------------


OPTIONS --  ______%

 PURCHASED OPTIONS -- ______%

 Purchased Call Options on shares of the [iShares Mortgage
      Real Estate ETF], Expiring ____________, 2019 (5)      $____        ____%          ____

 Purchased Call Options on shares of [Annaly Capital
      Management Inc.], Expiring ____________, 2019 (5)      $____        ____%          ____

 Purchased Call Options on shares of [AGNC Investment Corp.],
      Expiring ____________, 2019 (5)$________%____


 WRITTEN OPTIONS -- ______%

 Written Call Options on shares of the [iShares Mortgage
      Real Estate ETF], Expiring ____________, 2019 (5)      $____        ____%          ____

 Written Call Options on shares of [Annaly Capital
       Management Inc.], Expiring ____________, 2019 (5)     $____        ____%          ____

 Written Call Options on shares of [AGNC Investment Corp.],
      Expiring ____________, 2019 (5)                        $____        ____%          ____

                                                                                                              ---------  ----------
TOTAL OPTIONS                                                                                                   __.__%    $_______
                                                                                                              ---------  ----------




                                                                                                              PERCENTAGE
                                                                                                                  OF
                                                                                               AGGREGATE      AGGREGATE    COST OF
  NAME OF ISSUER AND TITLE OF                                                        PAR       OFFERING        OFFERING  SECURITIES
  TREASURY OBLIGATION(3)                                                            VALUE        PRICE          PRICE    TO TRUST(2)
------------------------------------------------------------------------------------------------------------------------------------


TREASURY OBLIGATIONS -- ______%







                                                                                                              ---------  ----------
TOTAL TREASURY OBLIGATIONS                                                                                      __.__%    $_______
                                                                                                              ---------  ----------


                                                                                                              ---------  ----------
TOTAL                                                                                                           __.__%    $_______
                                                                                                              =========  ==========



                            See "Notes to Portfolio"
      *as of the close of the New York Stock Exchange on ____________, 2018


                                                        Investment Summary     7

Notes to Portfolio

(1)  Securities are represented by contracts to purchase securities.

(2) Advisors Asset Management, Inc. is the evaluator of the trust. Capelogic, Inc., an independent pricing service, determined the initial prices of the securities shown in this prospectus at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. The value of U.S. Treasury obligations is based on the current offering side evaluation as of the close of the New York Stock Exchange on the business day prior to the trust's inception date. The value of Options is based on the last quoted sale price for the Options (bid-side for the purchased Options and ask-side for the written Options). Accounting Standards Codification 820, "Fair Value Measurements" establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

          Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

          Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

          Level 3: Significant unobservable inputs that reflect a trust's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

     The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $__________ and $__________, respectively. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level as described above. The following table summarizes the trust's investments as of ____________, 2018, based on inputs used to value them:

                                    LEVEL 1    LEVEL 2    LEVEL 3
     --------------------------------------------------------------
      Purchased Options            $          $          $
      Written Options
      Treasury Obligations
     --------------------------------------------------------------
      Total                        $          $          $
     ==============================================================

(3) The Treasury Obligations are represented by contracts to purchase such securities the performance of which is secured by an irrevocable letter of credit. Contracts to acquire these securities were entered into on ____________, 2018, and have an expected settlement date of ____________, 2018.

(4) A Treasury Obligation marked with this note was issued at an original issue discount.

(5)  This is a non-income producing security.

(6) Each Option contract entitles the holder thereof (i.e. the purchaser) to purchase (for the call options) or sell (for the put options) 100 shares of the referenced securities on the Option Expiration Date at the Option's strike price multiplied by 100.


8     Investment Summary

-----------------------------
UNDERSTANDING YOUR INVESTMENT
-----------------------------


                        ADDITIONAL INFORMATION ABOUT THE
                          PRINCIPAL INVESTMENT STRATEGY

  THE OPTIONS. The trust's initial portfolio includes six types of Options including written and purchased call options (as further described below). The Options are all European style options, which means that they will be exercisable at the strike price only on the Option Expiration Date. The Options are all FLexible EXchange Options ("FLEX Options"). FLEX Options are customized option contracts available through national securities exchanges that are guaranteed for settlement by the OCC, a market clearinghouse. The Options are listed on the CBOE. FLEX Options provide investors with the ability to customize assets and indices referenced by the options, exercise prices, exercise styles (i.e. American-style exercisable any time prior to the expiration date or European-style exercisable only on the option expiration date) and expiration dates, while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of over-the-counter option positions.

  Each Option contract entitles the holder thereof (i.e. the purchaser of the Option) the option to purchase 100 shares of the referenced securities as of the close of the market on the Option Expiration Date for the strike price multiplied by 100. The trust is designed so that any amount owed by the trust on the written Options will be covered by payouts at expiration from the purchased Options and the Treasury Obligations. The trust receives premiums in exchange for the written Options and pays premiums in exchange for the purchased Options. The OCC and securities exchange that the Options are listed on do not charge ongoing fees to writers or purchasers of the Options during their life for continuing to hold the option contracts. All or a portion of the Treasury Obligations may be pledged as collateral in order to secure the trust's obligation to pay amounts payable by the trust on the written Options in excess of the amounts receivable by the trust on the purchased Options. As a result, the Options will be fully covered and no additional collateral will be necessary during the life of the trust.

  The OCC guarantees performance by each of the counterparties to FLEX Options, becoming the "buyer for every seller and the seller for every buyer," protecting clearing members and options traders from counterparty risk. Subject to determination by the Securities Committee of the OCC, adjustments may be made to the Options for certain events (collectively "Corporate Actions") specified in the OCC's by-laws and rules: certain stock dividends or distributions, stock splits, reverse stock splits, rights offerings, distributions, reorganizations, recapitalizations, or reclassifications with respect to an underlying security, or a merger, consolidation, dissolution or liquidation of the issuer of the underlying security. According to the OCC's by-laws, the nature and extent of any such adjustment is to be determined by the OCC's Securities Committee, in light of the circumstances known to it at the time such determination is made, based on its judgment as to what is appropriate for the protection of investors and the public interest, taking into account such factors as fairness to holders and writers (or purchasers and sellers) of the affected options, the maintenance of a fair and orderly market in the affected options, consistency of interpretation and practice, efficiency of exercise settlement procedures, and the coordination with other clearing agencies of the clearance and settlement of transactions in the underlying interest.


                                             Understanding Your Investment     9

  The information set forth above relating to the Options, FLEX Options generally and the OCC has been obtained from the OCC. The description and terms of the Options to be entered into with the OCC are set forth in the by-laws and rules of the OCC, available at www.optionsclearing.com. Please see www.optionsclearing.com for more information relating thereto, which websites are not considered part of this prospectus nor are they incorporated by reference herein.

  Purchased Call Options on iShares Mortgage Real Estate ETF shares. These options are options purchased by the trust, each with a strike price of $_________. If the price of shares of the securities is less than or equal to the strike price at the close of the New York Stock Exchange on the Option Expiration Date, these options will expire without net proceeds being payable to the trust (i.e. these options will expire worthless). If the price of shares of the securities is greater than the strike price at the close of the New York Stock Exchange on the Option Expiration Date, then these options are intended to collectively provide for per unit dollar amount proceeds of $_____ multiplied by ((the price of shares of the referenced securities as of the close of the New York Stock Exchange on the Option Expiration Date divided by $____) minus ____%) to the trust on the Option Expiration Date.

  Purchased Call Options on Annaly Capital Management Inc. shares. These options are options purchased by the trust, each with a strike price of $_________. If the price of shares of the securities is less than or equal to the strike price at the close of the New York Stock Exchange on the Option Expiration Date, these options will expire without net proceeds being payable to the trust (i.e. these options will expire worthless). If the price of shares of the securities is greater than the strike price at the close of the New York Stock Exchange on the Option Expiration Date, then these options are intended to collectively provide for per unit dollar amount proceeds of $_____ multiplied by ((the price of shares of the referenced securities as of the close of the New York Stock Exchange on the Option Expiration Date divided by $____) minus ____%) to the trust on the Option Expiration Date.

  Purchased Call Options on AGNC Investment Corp. shares. These options are options purchased by the trust, each with a strike price of $_________. If the price of shares of the securities is less than or equal to the strike price at the close of the New York Stock Exchange on the Option Expiration Date, these options will expire without net proceeds being payable to the trust (i.e. these options will expire worthless). If the price of shares of the securities is greater than the strike price at the close of the New York Stock Exchange on the Option Expiration Date, then these options are intended to collectively provide for per unit dollar amount proceeds of $_____ multiplied by ((the price of shares of the referenced securities as of the close of the New York Stock Exchange on the Option Expiration Date divided by $____) minus ____%) to the trust on the Option Expiration Date.

  Written Call Options on iShares Mortgage Real Estate ETF shares. These options are options written by the trust, each with a strike price of $_________. If the price of shares of the securities is less than or equal to the strike price at the close of the New York Stock Exchange on the Option Expiration Date, these options will expire without net proceeds being payable by the trust (i.e. these options will expire worthless). If the price of shares of the securities is greater than the strike price at the close of the New York Stock Exchange on the Option Expiration Date, then


10     Understanding Your Investment
these options are intended to collectively provide for the trust to deliver proceeds with a per unit dollar amount of $_____ multiplied by ((the price of shares of the referenced securities as of the close of the New York Stock Exchange on the Option Expiration Date divided by $____) minus ____%) on the Option Expiration Date.

  Written Call Options on Annaly Capital Management Inc. shares. These options are options written by the trust, each with a strike price of $_________. If the price of shares of the securities is less than or equal to the strike price at the close of the New York Stock Exchange on the Option Expiration Date, these options will expire without net proceeds being payable by the trust (i.e. these options will expire worthless). If the price of shares of the securities is greater than the strike price at the close of the New York Stock Exchange on the Option Expiration Date, then these options are intended to collectively provide for the trust to deliver proceeds with a per unit dollar amount of $_____ multiplied by ((the price of shares of the referenced securities as of the close of the New York Stock Exchange on the Option Expiration Date divided by $____) minus ____%) on the Option Expiration Date.

  Written Call Options on AGNC Investment Corp. shares. These options are options written by the trust, each with a strike price of $_________. If the price of shares of the securities is less than or equal to the strike price at the close of the New York Stock Exchange on the Option Expiration Date, these options will expire without net proceeds being payable by the trust (i.e. these options will expire worthless). If the price of shares of the securities is greater than the strike price at the close of the New York Stock Exchange on the Option Expiration Date, then these options are intended to collectively provide for the trust to deliver proceeds with a per unit dollar amount of $_____ multiplied by ((the price of shares of the referenced securities as of the close of the New York Stock Exchange on the Option Expiration Date divided by $____) minus ____%) on the Option Expiration Date.

  THE ISHARES MORTGAGE REAL ESTATE ETF. The summary information below regarding the iShares Mortgage Real Estate ETF comes from its filings with the U.S. Securities and Exchange Commission ("SEC"). You are urged to refer to the SEC filings made by the issuer and to other publicly available information (e.g. the issuer's annual report) to obtain an understanding of the issuer's business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer or exchange-traded fund. We have not undertaken any independent review or due diligence of the SEC filings of the issuer of the iShares Mortgage Real Estate ETF or of any other publicly available information regarding such issuer.

  The iShares Mortgage Real Estate ETF is an exchange-traded fund that trades on the Cboe BZX U.S. Equities Exchange stock exchange under the ticker symbol "REM". We have derived all information regarding the iShares Mortgage Real Estate ETF contained in this prospectus from the prospectus for the iShares Mortgage Real Estate ETF, dated August 1, 2017. Such information reflects the policies of, and is subject to change by its investment adviser, Black Rock Fund Advisors ("BFA"). Such information is subject to change and we have not independently verified its accuracy. Information concerning the iShares Mortgage Real Estate


                                            Understanding Your Investment     11

ETF provided to or filed with the SEC can be located by reference to SEC file numbers 811-09729 and 333-92935. Information from outside sources is not incorporated by reference in, and should not be considered part of, this prospectus. Information taken directly from the iShares Mortgage Real Estate ETF's SEC filing of its August 1, 2017 prospectus is included in quotation marks.

  "The iShares Mortgage Real Estate ETF seeks to track the investment results of the FTSE NAREIT All Mortgage Capped Index (the `Underlying Index'), which measures the performance of the residential and commercial mortgage real estate, mortgage finance and savings associations sectors of the U.S. equity market, as determined by FTSE International Limited (the "Index Provider" or "FTSE"). The Underlying Index generally measures the performance of the residential and commercial mortgage real estate sector and generally invests all of its assets in REITs. If the number of constituents in the Underlying Index falls below 20, FTSE will consider companies from the mortgage finance and savings associations sectors for inclusion in the Underlying Index, and each company in the mortgage finance and savings associations sectors will be capped at 3% of the Underlying Index, and these sectors in the aggregate will not exceed 30% of the Underlying Index. The Underlying Index may include large-, mid- or small-capitalization companies. As of March 31, 2017, approximately 100% of the market capitalization of the Underlying Index is represented by REITs. As of March 31, 2017, the Underlying Index includes 34 component securities, and investments in mortgage finance and savings association sectors constitute approximately 100% of the [iShares Mortgage Real Estate ETF]. The components of the Underlying Index are likely to change over time.

  BFA uses a "passive" or indexing approach to try to achieve the [iShares Mortgage Real Estate ETF]'s investment objective. Unlike many investment companies, the [iShares Mortgage Real Estate ETF] does not try to "beat" the index it tracks and does not seek temporary defensive positions when markets decline or appear overvalued.

  Indexing may eliminate the chance that the [iShares Mortgage Real Estate ETF] will substantially outperform the Underlying Index but also may reduce some of the risks of active management, such as poor security selection. Indexing seeks to achieve lower costs and better after-tax performance by keeping portfolio turnover low in comparison to actively managed investment companies.

  BFA uses a representative sampling indexing strategy to manage the [iShares Mortgage Real Estate ETF]. "Representative sampling" is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of the Underlying Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Underlying Index. The [iShares Mortgage Real Estate ETF] may or may not hold all of the securities in an applicable underlying index.

  The [iShares Mortgage Real Estate ETF] generally will invest at least 90% of its assets in the component securities of the Underlying Index and may invest up to 10% of its assets in certain futures, options and swap contracts, cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates, as well as in securities not included in the Underlying Index,


12     Understanding Your Investment
but which BFA believes will help the [iShares Mortgage Real Estate ETF] track the Underlying Index. The [iShares Mortgage Real Estate ETF] seeks to track the investment results of the Underlying Index before fees and expenses of the [iShares Mortgage Real Estate ETF].

  The [iShares Mortgage Real Estate ETF] may lend securities representing up to one-third of the value of the [iShares Mortgage Real Estate ETF]'s total assets (including the value of any collateral received).

  The Underlying Index is sponsored by FTSE which is independent of the [iShares Mortgage Real Estate ETF] and BFA. The Index Provider determines the composition and relative weightings of the securities in the Underlying Index and publishes information regarding the market value of the Underlying Index."

  The trust is not sponsored, endorsed, sold or promoted by the iShares Mortgage Real Estate ETF, BFA, FTSE or their affiliates. iShares Mortgage Real Estate ETF, BFA, FTSE or their affiliates have not passed on the legality or suitability of, or the accuracy or adequacy of, descriptions and disclosures relating to the trust or the Options. iShares Mortgage Real Estate ETF, BFA, FTSE or their affiliates make no representations or warranties, express or implied, regarding the advisability of investing in the trust or the Options or results to be obtained by the trust or the Options, unitholders or any other person or entity from use of the iShares Mortgage Real Estate ETF. iShares Mortgage Real Estate ETF, BFA, FTSE or their affiliates have no liability in connection with the management, administration, marketing or trading of the trust or the Options.

  Shares of the iShares Mortgage Real Estate ETF may be invested in directly without paying the fees and expenses associated with the trust. There may be a variety other investments available that track or reference the Underlying Index.

                                HOW TO BUY UNITS

  You can buy units of a trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMLIVE.COM. The public offering price of units includes:

  *  the net asset value per unit plus

  *  cash to pay organization costs plus

  *  the sales fee.

  The "net asset value per unit" is the value of the securities, cash and other assets in a trust reduced by the liabilities of a trust divided by the total units outstanding. In calculating the net asset value per unit, the values of the written Options are netted against the value of the purchased Options and Treasury Obligations. We often refer to the public offering price of units as the "offer price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time


                                            Understanding Your Investment     13
that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

  ORGANIZATION COSTS. During the initial offering period, part of the value of the units represents an amount of cash deposited to pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, Portfolio Consultant's security selection fee, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when the trust pays these costs.

  VALUE OF THE SECURITIES. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We determine the value of the Options based on our good faith determination of the Options' fair value. We generally determine the value of the Options based on the last quoted sale price for the Options where readily available and appropriate. In cases where the Options were not traded on the valuation date or where the evaluator determines that market quotations are unavailable or inappropriate, the value of the Options is based on the last asked or bid price in the over-the-counter market if available and appropriate. If market quotes, ask prices and bid prices are unavailable or inappropriate, each Option's value is based on the evaluator's good faith determination of the fair value of the Options at its reasonable discretion based on the following methods or any combination thereof whichever the evaluator deems appropriate:
(a) on the basis of the current ask or bid price for comparable options, (ii) by determining the valuation of the Option on the ask or bid side of the market by appraisal or (iii) by any combination of the above. During the initial offering period such determination for the purchased Options is generally on the basis of ask prices and for the written Options is generally on the basis of bid prices. After the initial offering period ends, such determination for the purchased Options will generally be on the basis of bid prices and for the written Options will generally be on the basis of ask prices.

  We determine the value of the Treasury Obligations based on our good faith determination of the Treasury Obligations' fair value. We generally determine the value of the Treasury Obligations during the initial offering period based on the aggregate offering side evaluations of the Treasury Obligations determined (a) on the basis of current offering prices of the Treasury Obligations, (b) if offering prices are not available for any particular Treasury Obligation, on the basis of current offering prices for comparable securities, (c) by determining the value of the Treasury Obligations on the offer side of the market by appraisal or (d) by any combination of the above. After the initial offering period ends, we generally determine the value of the Treasury Obligations described above based on the bid side evaluations rather than the offering side evaluations.

  The offering/ask side price generally represents the price at which dealers, market-makers or investors in the market are willing to sell a security and the bid side evaluation generally rep- resents the price that dealers, market-makers or investors in the market are willing to pay to buy a


14     Understanding Your Investment
security. The bid side evaluation is lower than the offering/ask side evaluation. As a result of this pricing method, unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current offering/ask side evaluations and bid side evaluations of the Treasury Obligations and Options.

  Capelogic, Inc., an independent pricing service, determined the initial prices of the securities shown under "Investment Summary--Portfolio" in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  TRANSACTIONAL SALES FEE. You pay a fee in connection with purchasing units. We refer to this fee as the "transactional sales fee." You pay the transactional sales fee at the time you buy units. The maximum sales fee equals 1.85% of the public offering price per unit at the time of purchase. The transactional sales fee is the difference between the total sales fee percentage (maximum of 1.85% of the public offering price per unit) and the remaining fixed dollar creation and development fee ($5.00 per unit during the initial offering period). The transactional sales fee equals 1.35% of the public offering price per unit during the initial offering period based on a $1,000 public offering price per unit, which is the unit price on the day before the trust's inception date. Since the transactional sales fee actually equals the difference between the total sales fee and the remaining creation and development fee, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under "Fees and Expenses." If you purchase units after the creation and development fee is paid, the secondary market transactional sales fee is equal to _____% of the public offering price per unit.

  FEE ACCOUNTS. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts ("Fee Accounts") periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. If units of the trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is "Wrap Fee Eligible"), then investors may be eligible to purchase units of the trust in these Fee Accounts at a reduced fee. During the initial offering period, investors may be eligible to purchase units of the trust in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of a $____ public offering price per unit which is the unit price on the day before the trust's inception date (the percentage will vary with the unit price).

  Transactional sales fee          0.00%
  Creation and development fee     _.__%
                                  -------
    Total sales fee                _.__%
                                  =======

  For units purchased in the secondary market, investors may be eligible to purchase units of the


                                            Understanding Your Investment     15
trust in these Fee Accounts at the public offering price less the regular dealer concession. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

  MINIMUM PURCHASE. The minimum amount you can purchase of the trust appears under "Essential Information", but such amounts may vary depending on your selling firm.

  RETIREMENT ACCOUNTS. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

                             HOW TO SELL YOUR UNITS

  You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMLIVE.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the "liquidation price". Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

  REDEEMING UNITS. Unitholders may also redeem units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The redemption price that a unitholder will receive for units is equal to the net asset value per unit, provided that unitholders will not pay any remaining creation and development fee or organization costs if they redeem units during the initial offering period. A redeeming unitholder will receive the net asset value for a particular day if the trustee receives the completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not


16     Understanding Your Investment
transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If a request is not received in a timely manner or is incomplete in any way, the unitholder will receive the next net asset value computed after the trustee receives your completed request.

  If you redeem your units, the trustee will generally distribute cash no later than seven days after it receives all necessary documentation (this will usually only take two business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

  If we repurchase units, we may redeem such units. When the sponsor redeems units, it is eligible to receive either a cash payment or receive an in-kind distribution of Options and Treasury Obligations rather than a full cash distribution. If we receive an in-kind distribution, the trustee must follow certain requirements set forth in the trust agreement in connection with the redemption. The trust agreement provides that in these cases (1) the sponsor will receive its proportionate share of the trust's current net asset value (as all redeeming unitholders are entitled to receive), (2) the assets transferred are valued in the same manner as they are valued for computing the net asset value, (3) neither the sponsor nor any other party with a pecuniary incentive to influence the transfer or distribution may select or influence the selection of the transferred assets, (4) the trust must distribute its proportionate share of every asset in the trust's portfolio with limited exceptions if the unitholder is not an affiliate of the trustee, (5) the transfer or distribution cannot favor the sponsor to the detriment of any other unitholder and (6) the trustee will monitor each in-kind redemption for compliance with these requirements and maintain records for each transfer or distribution.

                                  DISTRIBUTIONS

  DISTRIBUTIONS. Your trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under "Essential Information"in the "Investment Summary" section of this prospectus. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a "regulated investment company" for federal tax purposes.

  Interest received by your trust, including that part of the proceeds of any disposition of Treasury Obligations which represents accrued interest, is credited by the trustee to your trust's "income account". All other receipts are credited to the "capital account". These include all receipts other than those credited to the "income account" as specified in the trust agreement and primarily consist of amounts received due to sale, maturity, redemption, liquidation or disposition of any of the securities. After deduction of amounts sufficient to reimburse the trustee, without interest, for any amounts advanced and paid to the sponsor


                                            Understanding Your Investment     17
as the unitholder of record as of the first settlement date, interest and other income received will be distributed on each distribution date to unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. Funds in the capital account will be distributed on each distribution date to unitholders of record as of the preceding record date provided that the amount available for distribution therein shall equal at least $1.00 per unit.

  Investors who purchase units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

  REPORTS. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK. Market risk is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market values fluctuate in response to various factors. These can include factors such as changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. The return on the Options depends on the price of the applicable referenced securities at the close of the New York Stock Exchange on the Option Expiration Date. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not liquidate an asset solely because the market value falls as is possible in a managed fund.

  INTEREST RATE RISK. Interest rate risk is the risk that the value of securities will fall if interest rates increase. The Treasury Obligations typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. The securities in your trust may be subject to a greater risk of rising interest rates due to the current period of historically low rates.

  OPTIONS RISK. The value of the Options will be affected by changes in the value of the applicable referenced securities and their underlying holdings, changes in interest rates, changes in the actual and perceived volatility of the stock market, the applicable referenced securities and their underlying holdings, and the remaining time to the Option Expiration Date, among other things. The value of the Options does not increase and decrease at the same rate as the price of shares of the referenced securities. However, as an option approaches its expiration date, its value is expected to increasingly move with the applicable reference. The written Options create an obligation for the trust. As a result, after the premium is received on the written Options, the written Options will reduce the value of your units. The trust may experience substantial downside from specific option contracts


18     Understanding Your Investment
positions and option contract positions may expire worthless. The Options are intended to be liquidated on the Option Expiration Date, rather than be exercised, in order to avoid having the trust receive the referenced securities or be obligated to deliver the referenced securities. As a result, the return actually realized on the Options upon liquidation could vary from the returns that would be realized if the Options were exercised based on the price of shares of the referenced securities as of the close of the market on the Option Expiration Date.

  U.S. TREASURY OBLIGATIONS. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates. Certain Treasury Obligations may have been purchased on the trust's inception date at prices of less than their par value at maturity, indicating a market discount. Certain Treasury Obligations may have been purchased on the trust's inception date at prices greater than their par value at maturity, indicating a market premium. The coupon interest rate of Treasury Obligations purchased at a market discount was lower than current market interest rates of newly issued bonds of comparable rating and type and the coupon interest rate of Treasury Obligations purchased at a market premium was higher than current market interest rates of newly issued bonds of comparable rating and type. Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium.

  MARKET REFERENCE PERFORMANCE AND EQUITY RISK. The Options contracts represent indirect positions in the referenced securities and are subject to changes in value as the price of shares of the referenced securities rises or falls. The anticipated proceeds from of the Options is based on the price of shares of the referenced securities at the close of the New York Stock Exchange on the Option Expiration Date, and will be substantially determined by market conditions and the price of shares of the referenced securities as of such time. The price of shares of the referenced securities will fluctuate over time.

  REAL ESTATE RELATED SECURITIES. The referenced securities provide exposure to real estate investments. Risks associated with the ownership of real estate include, among other factors, changes in general U.S., global and local economic conditions, decline in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements, including relating to liability for environmental hazards, changes in neighborhood values and buyer demand, and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

  REAL ESTATE INVESTMENT TRUSTS. The referenced securities are or invest in REITs. Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties.


                                            Understanding Your Investment     19

Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices.
Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

  Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate.

  CONCENTRATED EXPOSURE RISK. A significant portion of the trust's exposure to the referenced securities is to the iShares Mortgage Real Estate ETF. As a result, negative developments impacting the iShares Mortgage Real Estate ETF and its underlying securities will significantly impact your investment. The value of the iShares Mortgage Real Estate ETF is subject to risk factors such as the following summary of principal risks described in its prospectus:

  * Asset Class Risk. Securities and other assets in the Underlying Index (defined below) or in the iShares Mortgage Real Estate ETF's portfolio may underperform in comparison to the general financial markets, a particular financial market or other asset classes.

  * Assets Under Management (AUM) Risk. From time to time, an authorized participant, a third-party investor, the iShares Mortgage Real Estate ETF's adviser or an affiliate of the iShares Mortgage Real Estate ETF's adviser, or a fund may invest in the iShares Mortgage Real Estate ETF and hold its investment for a specific period of time in order to facilitate commencement of the iShares Mortgage Real Estate ETF's operations or for the iShares Mortgage Real Estate ETF to achieve size or scale. There can be no assurance that any such entity would not redeem its investment or that the size of the iShares Mortgage Real Estate ETF would be maintained at such levels, which could negatively impact the iShares Mortgage Real Estate ETF.


20     Understanding Your Investment

  * Authorized Participant Concentration Risk. Only an authorized participant of the iShares Mortgage Real Estate ETF may engage in creation or redemption transactions directly with the iShares Mortgage Real Estate ETF. The iShares Mortgage Real Estate ETF has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that authorized participants exit the business or are unable to proceed with creation and/or redemption orders with respect to the iShares Mortgage Real Estate ETF and no other authorized participant is able to step forward to create or redeem creation units, iShares Mortgage Real Estate ETF shares may be more likely to trade at a premium or discount to their net asset value and possibly face trading halts and/or delisting.

  * Concentration Risk. The iShares Mortgage Real Estate ETF may be susceptible to an increased risk of loss, including losses due to adverse events that affect the iShares Mortgage Real Estate ETF's investments more than the market as a whole, to the extent that the iShares Mortgage Real Estate ETF's investments are concentrated in the securities of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class.

  * Cyber Security Risk. Failures or breaches of the electronic systems of the iShares Mortgage Real Estate ETF, the iShares Mortgage Real Estate ETF's adviser, distributor, and other service providers, market makers, authorized participants or the issuers of securities in which the iShares Mortgage Real Estate ETF invests have the ability to cause disruptions and negatively impact the iShares Mortgage Real Estate ETF's business operations, potentially resulting in financial losses to the iShares Mortgage Real Estate ETF and its shareholders. While the iShares Mortgage Real Estate ETF has established business continuity plans and risk management systems seeking to address system breaches or failures, there are inherent limitations in such plans and systems. Furthermore, the iShares Mortgage Real Estate ETF cannot control the cyber security plans and systems of the iShares Mortgage Real Estate ETF's service providers, the index provider, market makers, authorized participants or issuers of securities in which the iShares Mortgage Real Estate ETF invests.

  * Dividend Risk. There is no guarantee that issuers of the stocks held by the iShares Mortgage Real Estate ETF will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

  * Equity Securities Risk. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. The Underlying Index is comprised of common stocks, which generally subject their holders to more risks than holders of preferred stock and debt securities because common stockholders' claims are subordinated to holders of preferred stock and debt securities upon the bankruptcy of the issuer.


                                            Understanding Your Investment     21

  * Index-Related Risk. There is no guarantee that the iShares Mortgage Real Estate ETF will achieve a high degree of correlation to the Underlying Index and therefore achieve its investment objective. Market disruptions and regulatory restrictions could have an adverse effect on the iShares Mortgage Real Estate ETF's ability to adjust its exposure to the required levels in order to track the Underlying Index. Errors in index data, index computations and/or the construction of the Underlying Index in accordance with its methodology may occur from time to time and may not be identified and corrected by the index provider for a period of time or at all, which may have an adverse impact on the iShares Mortgage Real Estate ETF and its shareholders.

  * Issuer Risk. The performance of the iShares Mortgage Real Estate ETF depends on the performance of individual securities to which the iShares Mortgage Real Estate ETF has exposure. Changes in the financial condition or credit rating of an issuer of those securities may cause the value of the securities to decline.

  * Large-Capitalization Companies Risk. Large-capitalization companies may be less able than smaller capitalization companies to adapt to changing market conditions. Large-capitalization companies may be more mature and subject to more limited growth potential compared with smaller capitalization companies. During different market cycles, the performance of large capitalization companies has trailed the overall performance of the broader securities markets.

  * Management Risk. As the iShares Mortgage Real Estate ETF may not fully replicate the Underlying Index, it is subject to the risk that BFA's investment strategy may not produce the intended results.

  * Market Risk. The iShares Mortgage Real Estate ETF could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns.

  * Market Trading Risk. The iShares Mortgage Real Estate ETF faces numerous market trading risks, including the potential lack of an active market for iShares Mortgage Real Estate ETF shares, losses from trading in secondary markets, periods of high volatility and disruptions in the creation/redemption process. ANY OF THESE FACTORS, AMONG OTHERS, MAY LEAD TO THE FUND'S SHARES TRADING AT A PREMIUM OR DISCOUNT TO NAV.

  * Mid-Capitalization Companies Risk. Compared to large-capitalization companies, mid-capitalization companies may be less stable and more susceptible to adverse developments, and their securities may be more volatile and less liquid.

  * Mortgage Finance Companies Risk. Mortgage finance companies are subject to the credit risk of their borrowers, the risk that the value of a mortgaged property may be less than the amount owed on the property, and interest rate risk, among other risks.


22     Understanding Your Investment

  * Mortgage REITs Risk. Mortgage REITs are exposed to risks specific to the real estate market, including, among others, credit risk, interest rate risk and leverage risk.

  * Non-Diversification Risk. The iShares Mortgage Real Estate ETF may invest a large percentage of its assets in securities issued by or representing a small number of issuers. As a result, the iShares Mortgage Real Estate ETF's performance may depend on the performance of a small number of issuers.

  * Operational Risk. The iShares Mortgage Real Estate ETF is exposed to operational risks arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the iShares Mortgage Real Estate ETF's service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The iShares Mortgage Real Estate ETF and BFA seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

  * Passive Investment Risk. The iShares Mortgage Real Estate ETF is not actively managed, and BFA generally does not attempt to take defensive positions under any market conditions, including declining markets.

  * Real Estate Investment Risk. The iShares Mortgage Real Estate ETF may invest in companies that invest in real estate ("Real Estate Companies"), such as REITs or real estate holding companies, which expose investors in the iShares Mortgage Real Estate ETF to the risks of owning real estate directly, as well as to risks that relate specifically to the way in which Real Estate Companies are organized and operated. Real estate is highly sensitive to general and local economic conditions and developments, and characterized by intense competition and periodic overbuilding. Many Real Estate Companies, including REITs, utilize leverage (and some may be highly leveraged), which increases investment risk and the risk normally associated with debt financing, and could potentially magnify the iShares Mortgage Real Estate ETF's losses.

  * Risk of Investing in the United States. The iShares Mortgage Real Estate ETF has significant exposure to U.S. issuers. Certain changes in the U.S. economy, such as when the U.S. economy weakens or when its financial markets decline, may have an adverse effect on the securities to which the iShares Mortgage Real Estate ETF has exposure.

  * Savings Associations Risk. Savings associations are affected by extensive regulations, interest rates, loan losses, decreased availability of money or asset valuation and market conditions. The historically low interest rate environment has created certain risks to savings associations as they continue to re-evaluate their business models and risk appetites to generate returns.

  * Securities Lending Risk. The iShares Mortgage Real Estate ETF may engage in


                                            Understanding Your Investment     23
     securities lending. Securities lending involves the risk that the iShares Mortgage Real Estate ETF may lose money because the borrower of the loaned securities fails to return the securities in a timely manner or at all.
     The iShares Mortgage Real Estate ETF could also lose money in the event of a decline in the value of collateral provided for loaned securities or a decline in the value of any investments made with cash collateral. These events could also trigger adverse tax consequences for the iShares Mortgage Real Estate ETF.

  * Tracking Error Risk. Tracking error is the divergence of a fund's performance from that of the applicable underlying index. Tracking error may occur because of differences between the securities and other instruments held in a fund's portfolio and those included in the applicable underlying index, pricing differences, differences in transaction costs, the fund's holding of uninvested cash, differences in timing of the accrual of or the valuation of dividends or interest, tax gains or losses, changes to the applicable underlying index or the costs to the fund of complying with various new or existing regulatory requirements. This risk may be heightened during times of increased market volatility or other unusual market conditions. Tracking error also may result because a fund incurs fees and expenses, while the applicable underlying index does not.

  The trust also has significant exposure to Annaly Capital Management Inc. and AGNC Investment Corp. through the Options referencing those securities and through the Options referencing the iShares Mortgage Real Estate ETF (which invests a significant portion of its portfolio in those securities as of the trust's inception). As a result, negative developments impacting those two REITs will affect the value of your investment greater than in a more diversified investment. We cannot predict whether the iShares Mortgage Real Estate ETF will continue to invest in these issuers or invest at the same levels because the ETF seeks to replicate the Underlying Index which may change over time.

  EXCHANGE TRADED FUNDS. Certain of the referenced securities are shares of exchange-traded funds. Exchange-traded funds are investment pools that hold other securities. ETFs are open-end funds or unit investment trusts ("UITs") registered under the Investment Company Act of 1940. Unlike typical open-end funds or UITs, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"). In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares among themselves at market prices throughout the day. ETFs therefore possess characteristics of traditional open-end funds and UITs, which issue redeemable shares, and of corporate common stocks, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

  ETFs can provide exposure to broad-based indices, growth and value styles, market cap segments, sectors and industries, and specific countries or regions of the world. The securities comprising ETFs may be common equity securities or fixed income securities. In general, ETFs contain anywhere from fewer than 20 securities to more than 1000 securities. As a result, investors in ETFs obtain exposure to a much greater number


24     Understanding Your Investment
of securities than an individual investor would typically be able to obtain on their own. The performance of ETFs is generally highly correlated with the indices or sectors which they are designed to track.

  Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. If shares of an ETF trade at a market price that reflects a discount to the value of the fund's underlying assets, the discount could increase over time and the Options and trust will have exposure to the current market price of shares rather than the fund's net asset value per share. ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during the periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investment change.

  ETFs also face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some funds use a technique called "representative sampling," which means that the fund invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of tracking error.

  POTENTIAL FOR LOSS OF SOME OR ALL OF YOUR INVESTMENT. Your investment in the trust may result in a significant loss including the possibility of the loss of all of your initial investment.

  CREDIT RISK. An issuer, guarantor or counterparty of a security in the trust is unable or unwilling to meet its obligation on the security. The OCC is guarantor and central counterparty with respect to the Options. As a result, the ability of the trust to meet its objective depends on the OCC being able to meet its obligations.

  CAPPED UPSIDE. The returns for units purchased on the trust's inception date and held for the life of the trust is subject to a capped amount of $____ per trust unit and may represent a return that is worse than the performance of the referenced securities. Even if there are significant increases in the prices of the referenced securities, the amount you may receive is capped at $____ per trust unit. You may experience significant losses on your investment if the price of the referenced securities declines. You may realize a return (including a loss) that is higher or lower than the intended returns as a result of redeeming units prior to the trust's mandatory termination date and in various circumstances including where Options or Treasury Obligations are otherwise liquidated by the trust prior to their expiration or maturity, if the trust is unable to maintain the proportional relationship of the Options and Treasury Obligations based on the number of Option contracts of or Treasury Obligations in the trust's portfolio or increases in potential expenses of the trust above estimated levels.

  LEGISLATION RISK. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or


                                            Understanding Your Investment     25
dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the companies represented in the trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

  TAX RISK. The trust must satisfy certain diversification tests based on the value of its investments in order to continue to qualify as a regulated investment company and have special tax treatment, as detailed in the "Understanding Your Investment--Taxes" section of this prospectus.

  IMPLIED VOLATILITY RISK. This is the risk that the value of the Options may change with the implied volatility of the referenced securities. No one can predict whether implied volatility will rise or fall in the future.

  LIQUIDITY RISK. This is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid secondary trading market will exist for the securities. Trading in the Options may be less deep and liquid than certain other securities. The Options may be less liquid than certain non-customized options. In a less liquid market for the Options, liquidating the Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the Options and your units. If a single investor or a small number of investors own a significant portion of units and redeem their units on a single day or over a short period, it could have a significant adverse impact on the value of your units.

  EARLY TRUST TERMINATION. The trustee has the power to terminate your trust early in limited cases as described under "Understanding Your Investment--How Your Trust Works--Termination of Your Trust" including if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. If the trust terminates early, the trust may suffer losses and be unable to achieve its investment objective. This could result in a reduction in the value of units and result in a significant loss to investors.

  SALE OF TRUST PROPERTY TO PAY TRUST EXPENSES. Cash held by the trust and distributions of interest from the Treasury Obligations may be insufficient to meet any or all expenses of the trust. If the cash balances in the income and capital accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust property to pay such amounts. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective.

  NO FDIC GUARANTEE. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


26     Understanding Your Investment

                              HOW YOUR TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created the trust under a trust agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we caused securities to be deposited with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

  *  to pay expenses,

  *  to issue additional units or redeem units,

  * where there has been a default on any of the securities in the payment of dividends, interest, principal or other payments, after declared and when due and payable,

  * where any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends, interest, principal or other payments on securities after declared and when due and payable, or that there exists any legal question or impediment affecting such securities or the payment of dividends, interest, principal or other payments from the same,

  * where there has occurred any breach of covenant or warranty in any document relating to the issuer of the securities which would adversely affect either immediately or contingently the payment of dividends, interest, principal or other payments after declared and when due and payable from the securities, or the general credit standing of the issuer or otherwise impair the sound investment character of such securities,

  * where there has been a default in the payment of dividends, interest, principal, income, premium or other similar payments, if any, on any other outstanding obligations of the issuer or guarantor of such securities,

  * where the price of the security has declined to such an extent or other such credit factors exist so that in the opinion of the trust's supervisor, as evidenced in writing to the trustee, the retention of such securities would be detrimental to the trust and to the interest of the unitholders,

  * where all of the securities in the trust will be sold pursuant to termination of the trust;

  * where there has been a public tender offer made for a security or a merger or acquisition is announced affecting a security, and that in the opinion of the supervisor the sale or tender of the security is in the best interest of the unitholders,

  * that such sale is necessary for the trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time,

  * to make required distributions or avoid impositions of taxes on the trust, or

  *  as permitted by the trust agreement.


                                            Understanding Your Investment     27

  When your trust sells securities, the composition and diversity of the securities in the portfolio may be altered. However, if the trustee sells securities to redeem units or pay trust expenses on sales charges, the trustee will do so, as nearly as practicable, on a pro rata basis. Your trust will generally reject any offer for securities or other property in exchange for the securities in its portfolio. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds.

  We will increase the size of your trust as we sell units. If we create additional units, we will seek to replicate the existing portfolio. If your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. Because the trusts pay the brokerage fees associated with the creation of new units and with the sale of securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust or the trustee.

  Pursuant to an exemptive order, your trust may be able to purchase securities from other trusts that we sponsor when we create additional units. Your trust may also be able to sell securities to other trusts that we sponsor to satisfy unit redemption, pay expenses, in connection with periodic tax compliance or in connection with the termination of your trust. The exemption may enable each trust to eliminate commission costs on these transactions. The price for those securities will be the closing price on the sale date on the exchange where the securities are principally traded as certified by us to the trustee.

  AMENDING THE TRUST AGREEMENT. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning _____% of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate on the mandatory termination date set forth under "Essential Information" in the "Investment Summary" section of this prospectus or upon the earlier maturity, payment, redemption, sale or other liquidation of all of the securities in the portfolio. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. The trustee may terminate your trust is it fails to qualify as a "regulated investment company" for tax purposes. Investors owning _____% of the units in your trust may also vote to terminate the trust early. The trustee will liquidate the trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of a trust would be reduced to less than 40% of the value of the securities at the time they were deposited in a trust. If this happens, we will refund any sales charge that you paid.

  You will receive your final distribution within a reasonable time following liquidation of all the securities after deducting final expenses. Your


28     Understanding Your Investment
termination distribution may be less than the price you originally paid for your units.

  THE SPONSOR. The sponsor of the trust is Advisors Asset Management, Inc. We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board
(MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

  We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

  The sponsor or an affiliate may use the list of securities in the trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by the trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in the trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in the trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

  THE TRUSTEE. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. These distribution firms each receive part of the sales fee when they sell units. During the initial offering period the broker-dealer concession or agency commission for broker-dealers and other firms is 1.25% of the public offering price per unit at the time of the transaction. After the initial offering period, the broker-dealer concession or agency commission for secondary market transactions is equal to ___% of the public offering price per unit at the time of the transaction. No broker-dealer concession or agency commission fee is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.


                                            Understanding Your Investment     29

  Any sales fee discount is borne by the broker-dealer or selling firm out of the broker-dealer concession or agency commission. We reserve the right to change the amount of concessions or agency commissions from time to time.

  We currently provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into the trust is shown in the "Notes to Portfolio."

                                      TAXES

  This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition,


30     Understanding Your Investment
our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  TRUST STATUS. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

  DISTRIBUTIONS. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust's distributions into three categories, ordinary income distributions, capital gains dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Under the "Health Care and Education Reconciliation Act of 2010," income from the trust may also be subject to a 3.8 percent "medicare tax". This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

  DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by the trust from certain corporations may be designated by the trust as being eligible for the dividends received deduction.

  SALE OR REDEMPTION OF UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.
If the Option contracts are collapsed into a single contract or if the gain on one or more of the Option contracts is greater than the gain that the trust would have recognized had the trust held the underlying referenced securities, all or a portion of the capital gain recognized by the trust may be recharacterized as


                                            Understanding Your Investment     31
ordinary income. In certain circumstances, an interest charge may also be applied.

  CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some portion of your capital gains dividends may be subject to higher maximum marginal stated federal income tax rates. Capital gains may also be subject to the "medicare tax" described above. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations. If the Option contracts are collapsed into a single contract or if the gain on one or more of the Option contracts is greater than the gain that the trust would have recognized had the trust held the underlying referenced securities, all or a portion of the capital gain recognized by the trust may be recharacterized as ordinary income. In certain circumstances, an interest charge may also be applied.

  Ordinary income dividends received by an individual unitholder from a regulated investment company such as the trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the trust itself. The trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates. However, to the extent the Options are fully offsetting positions, the ability of the fund to obtain long-term capital gain treatment may be reduced. Also, to the extent the gain on the Options exceeds the gain on the Market Reference, there is a risk that Section 1260 of the Internal Revenue Code will recharacterize such excess gain as ordinary income.

  EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

  TREATMENT OF TRUST EXPENSES. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income.
You may not be able to deduct some or all of these expenses.

  FOREIGN TAX CREDIT. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You


32     Understanding Your Investment
may be able to deduct or receive a tax credit for your share of these taxes.

  INVESTMENTS IN CERTAIN FOREIGN CORPORATIONS. If the trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. The trust will not be able to pass through to its unitholders any credit or deduction for such taxes. The trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

  FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the trust that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. In addition, distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Fees and Expenses" section of the "Investment Summary" in this prospectus shows the estimated amount of these expenses.

  The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This "creation and development


                                            Understanding Your Investment     33
fee" is a charge of $5.00 per unit. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses and expenses incurred in contacting you. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from interest income and principal payments received on the securities but in some cases may sell securities to pay trust expenses.

                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for the trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee.

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Grant Thornton LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio in this prospectus.

                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).





34     Understanding Your Investment

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SPONSOR AND UNITHOLDERS
ADVISORS DISCIPLINED TRUST 1890

Opinion on the financial statements

We have audited the accompanying statement of financial condition, including the trust portfolio on pages 5 through 8, of Advisors Disciplined Trust 1890 (the "Trust") as of ____________, 2018, the initial date of deposit, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of ____________, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of Advisors Asset Management, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of ____________, 2018 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audit provides a reasonable basis for our opinion.

/S/ GRANT THORNTON LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Advisors Asset Management, Inc. and its predecessor since 2003.

Chicago, Illinois
____________, 2018



                                            Understanding Your Investment     35

ADVISORS DISCIPLINED TRUST 1890

STATEMENT OF FINANCIAL CONDITION AS OF ____________, 2018
-----------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase Treasury Obligations and purchased Options (1)(2)  . . . . . . . . . . . $
  Accrued interest to first settlement date (1)  . . . . . . . . . . . . . . . . . . . . . . . .
  Cash (3)(4)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                 ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $
                                                                                                 ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Value of written Options (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
    Accrued interest payable to sponsor (1)  . . . . . . . . . . . . . . . . . . . . . . . . . .
    Organization costs (3) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
    Creation and development fee (4) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                 ----------

                                                                                                 ----------

  Interest of investors:
    Cost to investors (5)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
    Less: sales fee (4)(5) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
    Less: organization costs and creation and development fee (3)(4)(5)  . . . . . . . . . . . .
                                                                                                 ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                 ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $
                                                                                                 ==========

  Number of units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                 ==========

  Net asset value per unit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $
                                                                                                 ==========


(1) The trust invests in a portfolio of Options and Treasury Obligations. Aggregate cost of the securities is listed under the "Portfolio" and is based on their underlying value. The trustee will advance the amount of net interest accrued to the first settlement date to the trust for distribution to the sponsor as unitholder of record as of such date.
(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $__________) necessary for the purchase of securities in the trust represented by purchase contracts.
(3) A portion of the public offering price represents an amount of cash sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $____ per unit for the trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust's inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.
(4) The total sales fee consists of a transactional sales fee and a creation and development fee. The transactional sales fee is equal to the difference between the maximum sales fee and the creation and development fee. The maximum sales fee is equal to 1.85% of the public offering price. The creation and development fee is equal to $5.00 per unit. A portion of the public offering price per unit consists of an amount of cash to pay this fee.
(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.


36     Understanding Your Investment

CONTENTS

INVESTMENT SUMMARY
----------------------------------------------------------------------

A concise description        2     Market Linked Trusts
of essential information     2     Investment Objective
about the portfolio          2     Principal Investment Strategy
                             2     Portfolio Consulting
                             3     Essential Information
                             3     Fees and Expenses
                             4     Principal Risks
                             6     Who Should Invest
                             7     Portfolio


UNDERSTANDING YOUR INVESTMENT
----------------------------------------------------------------------

Detailed information to      9     Additional Information about the
help you understand                Principal Investment Strategy
your investment             13     How to Buy Units
                            16     How to Sell Your Units
                            17     Distributions
                            18     Investment Risks
                            27     How Your Trust Works
                            30     Taxes
                            33     Expenses
                            34     Experts
                            34     Additional Information
                            35     Report of Independent Registered
                                   Public Accounting Firm
                            36     Statement of Financial Condition


WHERE TO LEARN MORE
----------------------------------------------------------------------

You can contact us for             VISIT US ON THE INTERNET
free information about             http://www.AAMlive.com
this and other investments,        CALL ADVISORS ASSET
including the Information          MANAGEMENT, INC.
Supplement                         (877) 858-1773
                                   CALL THE BANK OF NEW YORK MELLON
                                   (800) 848-6468

ADDITIONAL INFORMATION
----------------------------------------------------------------------

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C.  20549
  VISIT:   http://www.sec.gov
           (EDGAR Database)
  CALL:    1-202-551-8090
           (only for information on the operation
           of the Public Reference Section)

Refer to:
  Advisors Disciplined Trust 1890
  Securities Act file number:  333-__________
  Investment Company Act file number:  811-21056





                                   ACE MLT(SM)
                             REAL ESTATE PORTFOLIO,
                                  SERIES 2018-3



                                   PROSPECTUS

                               ____________, 2018















                                     [LOGO]

                                      AAM

                                    ADVISORS
                                ASSET MANAGEMENT

                         ADVISORS DISCIPLINED TRUST 1890

                ACE MLT(SM) REAL ESTATE PORTFOLIO, SERIES 2018-3

                             INFORMATION SUPPLEMENT

     This Information Supplement provides additional information concerning each trust described in the prospectus for the Advisors Disciplined Trust series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting the unit investment trust division of Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132, at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by calling (877) 858-1773. This Information Supplement is dated as of the date of the prospectus.


                                    CONTENTS

          General Information                                   2
          Investment Objective and Policies                     3
          Risk Factors                                          5
          Administration of the Trust                          11
          Portfolio Transactions and Brokerage Allocation      21
          Purchase, Redemption and Pricing of Units            21
          Performance Information                              26

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts ("UITs") created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940, as amended. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. Additional units of each trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts, which will generally maintain the existing relationship among the principal amounts and number of contracts in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the same principal amount and number of contracts of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay any associated brokerage fees. This may impact the proportional relationship of the securities and impact the trust's ability to achieve the investment objective.

     The trustee has not participated in the selection of the securities deposited in the trust and has no responsibility for the composition of the trust portfolio.

     Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged.
Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

     A trust consists of (a) the securities listed under "Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. All or a portion of the Treasury Obligations may be pledged as collateral in order to secure repayment of the trust's obligation to pay amounts on the Options. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT OBJECTIVE AND POLICIES

     The trust seeks to provide enhanced returns based on the price performance of a portfolio of real estate-related securities subject to a capped amount. The prospectus provides additional information regarding the trust's objective and investment strategy.

     The trust is a UIT and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor the retention of such securities would be detrimental to the trust.

     If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any excess cash proceeds to unitholders. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust's inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company for federal tax purposes if the trust has elected to be taxed as a regulated investment company.

     The trustee may sell securities, designated by the supervisor, from a trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

     In addition, if a trust has elected to be taxed as a regulated investment company, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that a trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the

Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any tax on a trust or undistributed income of a trust as a regulated investment company.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold, exercised, redeemed, will mature in accordance with their terms, terminate or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities for securities other than the Treasury Obligations must be securities of the type selected for the trust and must not adversely affect the federal income tax status of the trust.

     The Replacement Securities for failed Treasury Obligations (i) shall be bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Securities, having no warrants or subscription privileges attached;
(ii) shall be payable in United States currency; (iii) shall not be "when, as and if issued" obligations or restricted securities; (iv) shall be issued after July 18, 1984 if interest thereon is United States source income; (v) shall be issued or guaranteed by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law) or in effect guaranteed, directly or indirectly, by means by of a lease agreement, agreement to buy securities, services or products, or other similar commitment of the credit of such an issuer to the payment of the Replacement Securities; and (vi) shall not cause the units of the related trust to cease to be rated "AAA" by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. if the units are so rated. For the Treasury Obligations, the purchase price of the Replacement Securities (exclusive of accrued interest) shall not exceed the principal attributable to the Failed Securities.

     Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in a trust are acquired, the trustee will have no power to vary the investments of the trust (except as described above), i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder's investment.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales fee attributable to such Failed Securities to all unitholders of the trust and the trustee will distribute the cash attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of such trust.

     In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced. In the event a Replacement Security could not be acquired by a trust, the net annual interest income per unit for such trust would be reduced.

     To the best of the sponsor's knowledge, there is no litigation pending as of the trust's inception in respect of any security that might reasonably be expected to have a material adverse effect on the trust. At any time after the trust's inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

RISK FACTORS

     MARKET RISK is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market values fluctuate in response to various factors. These can include factors such as changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. The return on the Options depends on the price of the applicable referenced securities at the close of the New York Stock Exchange on the Option Expiration Date. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not liquidate an asset solely because the market value falls as is possible in a managed fund..

     INTEREST RATE RISK is the risk that the value of securities will fall if interest rates increase. The Treasury Obligations typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. The securities in your trust may be subject to a greater risk of rising interest rates due to the current period of historically low rates.

     OPTIONS RISK. The value of the Options will be affected by changes in the value of the applicable referenced securities and their underlying holdings, changes in interest rates, changes in the actual and perceived volatility of the stock market, the applicable referenced securities and their underlying holdings, and the remaining time to the Option Expiration Date, among other things. The value of the Options does not increase and decrease at the same rate as the price of shares of the referenced securities. However, as an option approaches its expiration date, its value is expected to increasingly move with the applicable reference. The written Options create an obligation for the trust. As a result, after the premium is received on the written Options, the written Options will reduce the value of your units. The trust may experience substantial downside from specific option contracts positions and option contract positions may expire worthless. The Options are intended to be liquidated on the Option Expiration Date, rather than be exercised, in order to avoid having the trust receive the referenced securities or be obligated to deliver the referenced securities. As a result, the return actually realized on the Options upon liquidation could vary from the returns that would be realized if the Options were exercised based on the price of shares of the referenced securities as of the close of the market on the Option Expiration Date.

     U.S. TREASURY OBLIGATIONS. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates. Certain Treasury Obligations may have been purchased on the trust's inception date at prices of less than their par value at maturity, indicating a market discount. Certain Treasury Obligations may have been purchased on the trust's inception date at prices greater than their par value at maturity, indicating a market premium. The coupon interest rate of Treasury Obligations purchased at a market discount was lower than current market interest rates of newly issued bonds of comparable rating and type and the coupon interest rate of Treasury Obligations purchased at a market premium was higher than current market interest rates of newly issued bonds of comparable rating and type. Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium.

     MARKET REFERENCE PERFORMANCE AND EQUITY RISK. The Options contracts represent indirect positions in the referenced securities and are subject to changes in value as the price of shares of the referenced securities rises or falls. The anticipated proceeds from of the Options is based on the price of shares of the referenced securities at the close of the New York Stock Exchange on the Option Expiration Date, and will be substantially determined by market conditions and the price of shares of the referenced securities as of such time. The price of shares of the referenced securities will fluctuate over time.

     POTENTIAL FOR LOSS OF SOME OR ALL OF YOUR INVESTMENT. Your investment in the trust may result in a significant loss including the possibility of the loss of all of your initial investment.

     CREDIT RISK. An issuer, guarantor or counterparty of a security in the trust is unable or unwilling to meet its obligation on the security. The OCC is guarantor and central counterparty with respect to the Options. As a result, the ability of the trust to meet its objective depends on the OCC being able to meet its obligations.

     CAPPED UPSIDE. The returns for units purchased on the trust's inception date and held for the life of the trust is subject to a capped amount of $____ per trust unit and may represent a return that is worse than the performance of the referenced securities. Even if there are significant increases in the prices of the referenced securities, the amount you may receive is capped at $____ per trust unit. You may experience significant losses on your investment if the price of the referenced securities declines. You may realize a return (including a loss) that is higher or lower than the intended returns as a result of redeeming units prior to the trust's mandatory termination date and in various circumstances including where Options or Treasury Obligations are otherwise liquidated by the trust prior to their expiration or maturity, if the trust is unable to maintain the proportional relationship of the Options and Treasury Obligations based on the number of Option contracts of or Treasury Obligations in the trust's portfolio or increases in potential expenses of the trust above estimated levels.

     REAL ESTATE INVESTMENT TRUSTS. Real estate investment trusts ("REITs") may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand, and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

     Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

     Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate.

     REAL ESTATE SECTOR. Real estate companies include REITs and real estate management and development companies. Companies in the real estate sector may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers. The performance of a REIT may also be adversely impacted by other factors (discussed above).
     Real estate management and development companies often are dependent upon specialized management skills, have limited diversification and are subject to risks inherent in operating and financing a limited number of projects. To the extent such companies focus their business on a particular geographic region of a country, they may be subject to greater risks of adverse developments in that area. These companies may also be subject to heavy cash flow dependency and defaults by borrowers. Certain real estate management and development companies have a relatively small market capitalization, which may tend to increase the volatility of the market price of these securities.

     EXCHANGE-TRADED FUNDS. EXCHANGE-TRADED FUNDS ("ETFS") are typically investment companies registered under the Investment Company Act that have obtained exemptive relief from the Securities and Exchange Commission (the "SEC") allowing fund shares to trade on a securities exchange. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of ETFs may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. ETFs are subject to various risks, including management's ability to meet the ETF's investment objective, and to manage the ETF portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change. A trust and any underlying ETFs have operating expenses. If a trust invests in ETFs, you will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the funds.

     Most ETFs replicate the composition or returns of a securities index. These ETFs face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some funds use a technique called "representative sampling," which means that the fund invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of tracking error.

     Some ETFs are open-end funds. Open-end funds of this type can be actively-managed or passively-managed investment companies that are registered under the Investment Company Act. These open-end funds have received orders from the SEC exempting them from various provisions of the Investment Company Act. Regular open-end funds generally issue redeemable securities that are issued and redeemed at a price based on the fund's current net asset value and are not traded on a securities exchange. Exchange-traded open-end funds, however, issue shares of common stock that are traded on a securities exchange based on negotiated prices rather than the fund's current net asset value. These funds only issue new shares and redeem outstanding shares in very large blocks, often called "creation units," in exchange for an in-kind distribution of the fund's portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying open-end fund ETFs on securities exchanges rather than engaging in transactions in creation units. Shares of exchange traded open-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of open-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Some ETFs are UITs. UITs of this type are passively-managed investment companies that are registered under the Investment Company Act. ETFs that are UITs differ significantly from your trust in certain respects, even though the UITs that may be held in the trust's portfolio and the trust itself are registered UITs. UITs that are ETFs have received orders from the SEC exempting them from various provisions of the Investment Company Act. Regular UITs, such as your trust, generally issue redeemable securities that are issued and redeemed at a price based on the UIT's current net asset value and are not traded on a securities exchange. ETFs that are UITs, however, issue units that are traded on a securities exchange based on negotiated prices rather than the UIT's current net asset value. These UITs only issue new shares and redeem outstanding shares in very large blocks, often called "creation units," in exchange for an in-kind distribution of the UIT's portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying ETFs on securities exchanges rather than engaging in transactions in creation units. Units of exchange-traded UITs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of UIT units may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     LEGISLATION RISK. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the companies represented in the trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

     TAX RISK. The trust must satisfy certain diversification tests based on the value of its investments in order to continue to qualify as a regulated investment company and have special tax treatment, as detailed in the "Taxes" section of the prospectus.

     IMPLIED VOLATILITY RISK. This is the risk that the value of the Options may change with the implied volatility of the referenced securities. No one can predict whether implied volatility will rise or fall in the future.

     LIQUIDITY RISK. This is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid secondary trading market will exist for the securities. Trading in the Options may be less deep and liquid than certain other securities. The Options may be less liquid than certain non-customized options. In a less liquid market for the Options, liquidating the Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the Options and your units. If a single investor or a small number of investors own a significant portion of units and redeem their units on a single day or over a short period, it could have a significant adverse impact on the value of your units.

     EARLY TRUST TERMINATION. The trustee has the power to terminate your trust early in limited cases as described in the prospectus under "Understanding Your Investment--How Your Trust Works--Termination of Your Trust" including if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. If the trust terminates early, the trust may suffer losses and be unable to achieve its investment objective. This could result in a reduction in the value of units and result in a significant loss to investors.

     SALE OF TRUST PROPERTY TO PAY TRUST EXPENSES. Distributions of interest from the Treasury Obligations may be insufficient to meet any or all expenses of the trust. If the cash balances in the income and capital accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust property to pay such amounts. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective.

     NO FDIC GUARANTEE. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay the associated brokerage fees and other acquisition costs.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust, including that part of the proceeds of any disposition of Treasury Obligations which represent accrued interest, is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital
Account for the trust.   The trustee will normally distribute any income
received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a regulated investment company for federal tax purposes. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per unit. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders' pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because investment income payments are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     RESERVE ACCOUNT. From time to time the trustee is required to withdraw from the cash on deposit in the Income Account or Capital Account of a trust such amounts as it, in its sole discretion, deems requisite to establish a reserve for any applicable taxes or other governmental charges that may be payable out of such trust. Such amounts so withdrawn will be credited to a separate account known as the "Reserve Account." The trustee is not required to distribute to unitholders any of the amounts in the Reserve Account; provided, however, that if it, in its sole discretion, determines that such amounts are no longer necessary for payment of any applicable taxes or other charges, liabilities or obligations, then it is required to deposit such amounts in the account from which withdrawn or if the trust shall has terminated or in the process of termination, the trustee will distribute to each unitholder such unitholder's interest in the Reserve Account in accordance with the terms of the trust agreement.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the last business day of each calendar year, the trustee shall furnish to each person who at any time during such calendar year was a unitholder of a trust a statement, covering such calendar year, setting forth for the trust:

     (A)  As to the Income Account:

          (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

          (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

          (4) the deductions for applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (6) the deductions for payment of the sponsor's expenses of maintaining the registration of the trust units, if any;

          (7)  the aggregate distributions to unitholders; and

          (8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

     (B)  As to the Capital Account:

          (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

          (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

          (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the deductions for payment of the sponsor's expenses of organizing the trust;

          (6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (7) the deductions for payment of deferred sales fee and creation and development fee, if any;

          (8) the deductions for payment of the sponsor's expenses of maintaining the registration of the trust units, if any;

          (9)  the aggregate distributions to unitholders;  and

          (10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

     (C)  The following information:

          (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

          (2) the number of units outstanding on the last business day of such calendar year;

          (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

          (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the trust, nor otherwise affect the rights, obligations and liabilities of the parties to the applicable trust agreement. By purchasing units of a trust, each unitholder expressly waives any right he may have under any rule of law, or the provisions of any statute, or otherwise, to require the trustee at any time to account, in any manner other than as expressly provided in the applicable trust agreement, in respect of the portfolio securities or moneys from time to time received, held and applied by the trustee under the trust agreement. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     AMENDMENT AND TERMINATION. The trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change any provision required by the SEC or any successor governmental agency, (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for the trust to continue to qualify as a regulated investment company for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a regulated investment company under the United States Internal Revenue Code of 1986, as amended. The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition thereunder of any securities other than those specified in the schedules to the trust agreement or
(2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in a trust represented by units without the consent of all affected unitholders. Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee nor their respective successors may consent to any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the maturity, liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales fee paid by such purchaser.

     Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. If the trustee merges or is consolidated with another entity, the resulting entity shall be the successor trustee without the execution or filing of any paper instrument or further act.

     The trustee or successor trustee must deliver a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be delivered to each unitholder by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. The sponsor of the trust is Advisors Asset Management, Inc. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor's headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact the unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC), and a registrant of the Municipal Securities Rulemaking Board (MSRB).

     Under each trust agreement, the sponsor may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the trustee. If the sponsor merges or is consolidated with another entity, the resulting entity shall be the successor sponsor without the execution or filing of any paper instrument or further act.

     If at any time the sponsor shall resign or fail to undertake or perform any of the duties which by the terms of a trust agreement are required by it to be undertaken or performed, or the sponsor shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the sponsor or of its property shall be appointed, or any public officer shall take charge or control of the sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, (b) terminate the trust agreement and liquidate the related trust as provided therein, or (c) continue to act as trustee without appointing a successor sponsor and receive additional compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC.

     THE EVALUATOR AND SUPERVISOR. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee may appoint a successor having qualifications and at a rate of compensation satisfactory to the sponsor or, if the appointment is made by the trustee, the trustee. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be delivered by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the trust or unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, or for depreciation or loss incurred by reason of the purchase or sale of securities, provided, however, that such parties will not be protected against any liability to which they would otherwise be subjected by reason of their own willful misfeasance, bad faith or gross negligence in the performance of their duties or its reckless disregard for their duties under the trust agreement. Each trust will indemnify, defend and hold harmless each of the sponsor, supervisor and evaluator from and against any loss, liability or expense incurred in acting in such capacity (including the cost and expenses of the defense against such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement. Such parties are not under any obligation to appear in, prosecute or defend any legal action which in their opinion may involve them in any expense or liability. The trustee will be indemnified by each trust and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability in the premises.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

     EXPENSES OF THE TRUST. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

     The sponsor may receive a fee from your trust for creating and developing your trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this "creation and development fee" is set forth in the prospectus. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

     The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

     The supervisor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other UITs for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For evaluation of the securities in a trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other UITs for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For providing bookkeeping and administrative services to a trust, the sponsor shall receive an administration fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other UITs for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     The trustee's fee, sponsor's fee for providing bookkeeping and administrative services to the trust, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

     The following additional charges are or may be incurred by a trust in addition to any other fees, expenses or charges described in the prospectus: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part arising out of or in connection with the acceptance or administration of the trust; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or its reckless disregard of its obligations and duties under the trust agreement; (g) indemnification of the supervisor for any loss, liability or expense incurred in acting as supervisor of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; (h) indemnification of the evaluator for any loss, liability or expense incurred in acting as evaluator of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; (i) expenditures incurred in contacting unitholders upon termination of the trust; and (j) license fees for the right to use trademarks and trade names, intellectual property rights or for the use of databases and research owned by third party licensors. The sponsor is authorized to obtain from Mutual Fund Quotation Service (or similar service operated by The Nasdaq Stock Market, Inc. or its successor) a UIT ticker symbol for each trust and to contract for the dissemination of the unit prices through that service. A trust will bear any cost or expense incurred in connection with the obtaining of the ticker symbol and the dissemination of unit prices. A trust may pay the costs of updating its registration statement each year. All fees and expenses are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price thereof. During the initial offering period, the public offering price per unit is equal to the net asset value per unit plus the applicable sales fee referred to in the prospectus plus cash deposited to pay organization costs. In calculating the net asset value per unit, the value of the of the other securities is reduced by the value of the written Options. The transactional sales fee is equal to the difference between the maximum sales fee and the total remaining creation and development fee, if any. The sales fee as a percentage of the public offering price and the net amount invested is set forth in the prospectus. The creation and development fee is a fixed dollar amount and will be collected at the end of the initial offering period as described in the prospectus. Units sold or redeemed prior to such time as the entire applicable creation and development fee has been collected will not be assessed the remaining creation and development fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of cash or securities to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier. Certain broker-dealers may charge a transaction or other fee for processing unit purchases.

     As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day as discussed in the prospectus. Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

     Had units of a trust been available for sale at the close of business on the business day before the inception date of the trust, the public offering price would have been as shown under

"Essential Information" in the prospectus. The public offering price per unit of a trust on the date of the prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of a trust's portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding. We generally determine the value of the Options based on the last quoted sale price for the Options where readily available and appropriate. In cases where the Options were not traded on the valuation date or where the evaluator determines that market quotations are unavailable or inappropriate, the value of the Options is based on the last asked or bid price in the over-the-counter market if available and appropriate. If market quotes, ask prices and bid prices are unavailable or inappropriate each Option's value is based on the evaluator good faith determination of the fair value of the Options at its reasonable discretion based on the following methods or any combination thereof whichever the evaluator deems appropriate: (a) on the basis of the current ask or bid price for comparable Options, (ii) by determining the valuation of the Options on the ask or bid side of the market by appraisal or
(iii) by any combination of the above. During the initial offering period such determination for the purchased Options is generally on the basis of ask prices and for the written Options is generally on the basis of bid prices. After the initial offering period ends, such determination for the purchased Options will generally be on the basis of bid prices and for the written Options will generally be on the basis of ask prices.

     We determine the value of the Treasury Obligations based on our good faith determination of the Treasury Obligations' fair value. We generally determine the value of the Treasury Obligations during the initial offering period based on the aggregate offering side evaluations of the Treasury Obligations determined (a) on the basis of current offering prices of the Treasury Obligations, (b) if offering prices are not available for any particular Treasury Obligation, on the basis of current offering prices for comparable securities, (c) by determining the value of the Treasury Obligations on the offer side of the market by appraisal or (d) by any combination of the above. After the initial offering period ends, we generally determine the value of the Treasury Obligations described above based on the bid side evaluations rather than the offering side evaluations.

     The offering/ask side price generally represents the price at which dealers, market-makers or investors in the market are willing to sell a security and the bid side evaluation generally rep- resents the price that dealers, market-makers or investors in the market are willing to pay to buy a security. The bid side evaluation is lower than the offering/ask side evaluation. As a result of this pricing method, unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current offering/ask side evaluations and bid side evaluations of the Treasury Obligations and Options.

     The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each day the exchange is open commencing with the trust's inception date of the securities, effective for all sales made during the preceding 24-hour period.

     The interest on the Treasury Obligations deposited in a trust, less the related estimated fees and expenses, will accrue daily. The amount of net interest income which accrues per unit may change as securities mature or are redeemed, exchanged or sold, or as the expenses of a trust change or the number of outstanding units of a trust changes.

     Although payment is normally made two business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor's business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION PRICE. As of the close of business on the business day before the trust's inception date, the public offering price per unit exceeded the redemption price at which units could have been redeemed by the amount of the sales fee. For these reasons, among others (including fluctuations in the market prices of the securities and the fact that the public offering price includes a sales fee), the amount realized by a unitholder upon any redemption of units may be less than the price paid for such units.

     PUBLIC DISTRIBUTION OF UNITS. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

     We currently provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described in the prospectus, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     PROFITS OF SPONSOR. The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of such trusts stated in the prospectus and will pay a portion of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

     MARKET FOR UNITS. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator, provided that the repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office. Unitholders must sign the request exactly as their names appear on the records of the trustee. Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the seventh calendar day following the day on which a tender for redemption is received, or if such day is not a business day, then the first business day prior thereto (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     The trustee is empowered to sell securities and tender options for early termination in order to make funds available for the redemption of units. To the extent that securities are sold or tendered for early termination, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption or termination may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption or termination.

     The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

     The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the SEC) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trust of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the SEC may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price for units of each trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by the trustee or requested by the sponsor, by:

A. adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities; and (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator as described above.

B. deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees and any insurance costs), the evaluator, the supervisor, the sponsor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and
     (4) other liabilities incurred by the trust, provided that the redemption price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period; and

C. finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

     RETIREMENT PLANS. A trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust may lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

PERFORMANCE INFORMATION

     Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales fee and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following:
          The facing sheet
          The prospectus and information supplement
          The signatures
          The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1    Trust Agreement (to be filed by amendment).

1.1.1  Standard Terms and Conditions of Trust (to be filed by amendment).

1.2 Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to
       Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.3    Bylaws of Advisors Asset Management, Inc.  Reference is made to
       Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1853 (File No. 333-221628) as filed on February 21, 2018.

3.1 Opinion of counsel as to legality of securities being registered (to be filed by amendment).

3.3 Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).

4.1    Consent of evaluator (to be filed by amendment).

4.2    Consent of independent auditors (to be filed by amendment).

6.1 Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit E to the Registration Statement on Form N-8B-2 for Advisors Disciplined Trust (File No. 811-21056) as filed on
       October 13, 2017.

7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1485
       (File No. 333-203629) as filed on May 15, 2015.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 1890 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on May 25, 2018.


                                ADVISORS DISCIPLINED TRUST 1890

                                By ADVISORS ASSET MANAGEMENT, INC., DEPOSITOR


                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                         Alex R. Meitzner
                                       Senior Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on May 25, 2018 by the following persons in the capacities indicated.


  SIGNATURE                      TITLE

Scott I. Colyer             Director of Advisors Asset    )
                            Management, Inc.              )

Lisa A. Colyer              Director of Advisors Asset    )
                            Management, Inc.              )

James R. Costas             Director of Advisors Asset    )
                            Management, Inc.              )

Christopher T. Genovese     Director of Advisors Asset    )
                            Management, Inc.              )

Randy J. Pegg               Director of Advisors Asset    )
                            Management, Inc.              )

Jack Simkin                 Director of Advisors Asset    )
                            Management, Inc.              )

Andrew Williams             Director of Advisors Asset    )
                            Management, Inc.              )

Bart P. Daniel              Director of Advisors Asset    )
                            Management, Inc.              )


                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                        Alex R. Meitzner
                                        Attorney-in-Fact*















-------------------------------------------------------------------------------
     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.